UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

CALPINE CORPORATION

(Name of Subject Company (Issuer))

CALPINE CORPORATION

(Name of Filing Person Corporation (Issuer))

4% Convertible Senior Notes Due December 26, 2006

(Title of Class of Securities)

131347BA3

131347AZ9
(CUSIP Numbers of Class of Securities)

Peter Cartwright

Chairman, President and Chief Executive Officer
50 West San Fernando Street
San Jose, California 95113
(408) 995-5115
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

William R. Collins
Covington & Burling
1330 Avenue of the Americas
New York, New York 10019-5400
(212) 841-1000

Calculation of Filing Fee

Transaction Value: $483,059,000.00*	Amount of Filing Fee: $61,203.58**

*	Determined pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934. Based upon the maximum amount of cash that might be paid for the 4% Convertible Senior Notes Due 2006 (the “Notes”) assuming that $483,059,000 aggregate principal amount of outstanding Notes not already purchased by the Company are purchased at a price of $1,000 per $1,000 principal amount.

**	The amount of the filing fee equals $126.70 per $1,000,000 of the value of the securities proposed to be purchased.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☑     issuer tender offer subject to Rule 13e-4.
☐     going-private transaction subject to Rule 13e-3.
☐     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☐

TENDER OFFER

      This Schedule TO is being filed with the United States Securities and Exchange Commission (the “SEC”) by Calpine Corporation (“Calpine” or the “Company”), a Delaware corporation, in connection with Calpine’s offer to purchase for cash, on the terms and subject to the conditions set forth in the attached Offer to Purchase, dated February 9, 2004 (the “Offer to Purchase”), and Letter of Transmittal, dated February 9, 2004 (the “Letter of Transmittal”), any and all of Calpine’s outstanding 4% Convertible Senior Notes Due December 26, 2006 (the “Notes”). Calpine reserves the right to extend or terminate the Offer for specific reasons, including material litigation, government investigations, national crisis or other events affecting our business or the general markets. Calpine also reserves the right to amend the Offer to Purchase. Subject to applicable securities laws and the terms set forth in the Offer to Purchase, Calpine reserves the right to waive any and all conditions to the Offer to Purchase. The Offer to Purchase is attached to this Schedule TO as Exhibit (a)(1)(i). Pursuant to General Instruction F to Schedule TO, information contained in the Offer to Purchase is hereby incorporated by reference in the answers to items of this Schedule TO.

Item 1:	Summary Term Sheet.

      The information set forth in the Offer to Purchase under the title “Summary Term Sheet” is incorporated herein by reference.

Item 2:	Subject Company Information.

(a)	Name and Address. The name of the issuer is Calpine Corporation, a Delaware corporation. The address and telephone number of its principal executive offices is: 50 West San Fernando Street, San Jose, California 95113, (408) 995-5115.

(b)	Securities. The subject class of securities subject to the Offer to Purchase is Calpine’s 4% Convertible Senior Notes Due December 26, 2006. As of February 6, 2004, there was approximately $1.135 billion aggregate principal amount of Notes outstanding. Of that amount, we have previously repurchased approximately $652 million aggregate principal amount of Notes in open market and privately negotiated transactions, and the Offer is made with respect to the remaining $483 million aggregate principal amount of Notes held by third parties.

(c)	Trading Market and Price. The Notes are not listed on any national securities exchange. The Notes are eligible for trading on The Portal Market of the National Association of Securities Dealers, Inc. However, there is no established public reporting or trading system for the Notes and trading in the Notes has been limited and sporadic.

Item 3:	Identity and Background of Filing Person.

(a)	Name and Address: Calpine Corporation is the filing person. The business address and telephone number of the Company are set forth under Item 2(a) of this Schedule TO. Pursuant to General Instruction C to Schedule TO, the following persons are the executive officers and/or directors of Calpine:

Name:	Title:

Peter Cartwright	Chairman of the Board, President and Chief Executive Officer of the Company
Ann B. Curtis	Executive Vice President, Vice Chairman of the Board and Corporate Secretary of the Company
Kenneth T. Derr	Director
Jeffrey E. Garten	Director
Gerald Greenwald	Director
Susan C. Schwab	Director
George J. Stathakis	Director
John O. Wilson	Director

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Name:	Title:

Robert D. Kelly	Executive Vice President and Chief Financial Officer
Thomas R. Mason	Executive Vice President
E. James Macias	Executive Vice President
Ron A. Walter	Executive Vice President — Business Development
Lisa M. Bodensteiner	Executive Vice President and General Counsel
Bulent A. Berilgen	Executive Vice President
Charles B. Clark, Jr.	Senior Vice President, Corporate Controller and Chief Accounting Officer
Eric N. Pryor	Senior Vice President — Finance

The business address and telephone number for all of the above directors and executive officers are c/o Calpine Corporation, 50 West San Fernando Street, San Jose, California 95113, (408) 995-5115.

Item 4:	Terms of the Transaction.

(a)	Material Terms. The information set forth in the sections titled “Summary Term Sheet,” “Purpose of the Offer,” “Source and Amount of Funds,” “Terms of the Offer,” “Certain Significant Considerations,” and “Certain United States Federal Income Tax Consequences” are incorporated herein by reference.

(b)	Purchases. No Notes are to be purchased from any officer, director or affiliate of Calpine.

Item 5:	Past Contracts, Transactions, Negotiations and Agreements.

(e)	Agreements Involving the Subject Company’s Securities. No agreement exists between Calpine (including any person identified in Item 3 hereof in accordance with General Instruction C of this Schedule TO) and any other person with respect to Calpine’s securities other than (i) the Indenture, dated as of August 10, 2000, between the Company and Wilmington Trust Company, as Trustee, governing the Notes, (ii) the Director’s Certificate to Trustee, issued on December 26, 2001, pursuant to the Indenture, dated as of August 10, 2000, between the Company and Wilmington Trust Company, as Trustee, (iii) the Registration Rights Agreement, dated December 26, 2001, between the Company and the Initial Purchaser, and (iv) the Amended and Restated Rights Agreement, dated as of September 19, 2001, between Calpine Corporation and Equiserve Trust Company, N.A., as Rights Agent. The section of the Offer to Purchase titled “Incorporation of Documents By Reference,” as well as Exhibit 4.1 to our Registration Statement on Form S-3 filed with the SEC on April 5, 2002, and Exhibit 1 to our Registration Statement on Form 8-A/ A filed with the SEC on September 28, 2001, are hereby incorporated by reference.

Item 6:	Purposes of the Transaction and Plans or Proposals.

(a)	Purposes. The section of the Offer to Purchase titled “Purpose of the Offer” is incorporated herein by reference.

(b)	Use of Securities Acquired. The Notes acquired pursuant to the Offer will be retired.

      (c) Plans.

(1)	None.

(2)	None.

(3)	The sections of the Offer to Purchase titled “Summary Term Sheet — Information About the Offer,” “Purpose of the Offer,” and “Certain Significant Considerations” are incorporated herein by reference.

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(4)	None.

(5)	None.

(6)	None.

(7)	None.

(8)	None.

(9)	None.

(10)	None.

Item 7:	Source and Amount of Funds or Other Consideration.

(a)	Source of Funds. The section of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated herein by reference.

(b)	Conditions. Not applicable.

(d)	Borrowed Funds. Not applicable.

Item 8:	Interest in Securities of the Subject Company.

(a)	Securities Ownership. As of February 6, 2004, Calpine held $651,941,000 aggregate principal amount of Notes.

(b)	Securities Transactions. In the sixty days preceding the date of this Schedule TO, the Company acquired $177,000,000 aggregate principal amount of Notes in the following broker dealer transactions in the open market:

	Aggregate Principal
	Amount	Aggregate Principal	Accrued and Unpaid	Total Amount
Trade Date	Outstanding ($)	Amount Paid ($)	Interest Paid ($)	Paid ($)

January 12, 2004	57,000,000	56,645,750	120,333.33	56,764,083.33
January 12, 2004	2,000,000	1,987,500	4,222.22	1,991,722.22
January 13, 2004	31,000,000	30,806,250	68,888.89	30,875,138.89
January 14, 2004	7,500,000	7,453,125	20,000.00	7,473,125.00
January 26, 2004	11,000,000	10,945,000	40,333.33	10,985,333.33
January 27, 2004	36,000,000	35,820,000	136,000.00	35,956,000.00
January 28, 2004	5,000,000	4,975,000	20,000.00	4,995,000.00
January 29, 2004	27,500,000	27,362,500	113,055.56	27,475,555.56

Item 9:	Persons/ Assets Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations. The section of the Offer to Purchase titled “The Dealer Manager, Depositary and Information Agent” is incorporated herein by reference.

Item 10:	Financial Statements.

      Not applicable.

Item 11:	Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

(1)	None.

(2)	None.

(3)	None.

(4)	None.

(5)	None.

(b)	Other Material Information. None.

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Item 12:	Exhibits.

Exhibit
Number	Description of Document

(a)(1)(i)	Offer to Purchase, dated February 9, 2004.*
(a)(1)(ii)	Letter of Transmittal, dated February 9, 2004.*
(a)(1)(iii)	Letter to Clients, dated February 9, 2004.*
(a)(1)(iv)	Letter to Broker, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated February 9, 2004.*
(a)(1)(v)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(2)	Press Release Regarding Offer, dated February 9, 2004.*
(d)(1)	Indenture dated as of August 10, 2000, between the Company and Wilmington Trust Company, as Trustee (previously filed as Exhibit 4.1 to our Registration Statement on Form S-3 filed with the SEC on January 17, 2002).
(d)(2)	Certificate of Calpine Directors to Trustee under Trust Indenture, dated as of December 26, 2001 (previously filed as Exhibit 4.4 to our Registration Statement on Form S-3 filed with the SEC on April 5, 2002).
(d)(3)	Registration Rights Agreement, dated December 26, 2001, between the Company and the Initial Purchaser (previously filed as Exhibit 4.2 to our Registration Statement on Form S-3 filed with the SEC on April 5, 2002).
(d)(4)	Amended and Restated Rights Agreement, dated as of September 19, 2001, between Calpine Corporation and Equiserve Trust Company, N.A., as Rights Agent (previously filed as Exhibit 1 to our Registration Statement on Form 8-A/A filed with the SEC on September 28, 2001).

*	Filed herewith.

SIGNATURE

      After due inquire and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2004

CALPINE CORPORATION

By:	/s/ ERIC N. PRYOR

Eric N. Pryor
Senior Vice President—Finance

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INDEX TO EXHIBITS

Exhibit
Number	Description of Document

(a)(1)(i)	Offer to Purchase, dated February 9, 2004.*
(a)(1)(ii)	Letter of Transmittal, dated February 9, 2004.*
(a)(1)(iii)	Letter to Clients, dated February 9, 2004.*
(a)(1)(iv)	Letter to Broker, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated February 9, 2004.*
(a)(1)(v)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(2)	Press Release Regarding Offer, dated February 9, 2004.*
(d)(1)	Indenture dated as of August 10, 2000, between the Company and Wilmington Trust Company, as Trustee (previously filed as Exhibit 4.1 to our Registration Statement on Form S-3 filed with the SEC on January 17, 2002).
(d)(2)	Certificate of Calpine Directors to Trustee under Trust Indenture, dated as of December 26, 2001 (previously filed as Exhibit 4.4 to our Registration Statement on Form S-3 filed with the SEC on April 5, 2002).
(d)(3)	Registration Rights Agreement, dated December 26, 2001, between the Company and the Initial Purchaser (previously filed as Exhibit 4.2 to our Registration Statement on Form S-3 filed with the SEC on April 5, 2002).
(d)(4)	Amended and Restated Rights Agreement, dated as of September 19, 2001, between Calpine Corporation and Equiserve Trust Company, N.A., as Rights Agent (previously filed as Exhibit 1 to our Registration Statement on Form 8-A/A filed with the SEC on September 28, 2001).

*	Filed herewith.